Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following letter to shareholders was posted by Comcast on its website:

Dear Fellow Shareholders,

Comcast was founded a half-century ago.  And yet, Comcast is brand new.

We marked our 50th anniversary in 2013.  My father, Ralph, started our incredible journey in 1963 by acquiring a 1,200 subscriber community antenna television company in Tupelo, Mississippi.  Today, after five decades of hard work, prudent risk taking, and investment, Comcast has grown into a global Fortune 50 company uniquely positioned at the intersection of media and technology.

The evolution of Comcast Cable into one of America’s leaders in multichannel video and high-speed Internet, our emergence as a technology leader, and the new dimension in content creation and distribution added by NBCUniversal all mean that our history as “just a cable company” is behind us, and exciting new horizons lie before us.  Our proposed transaction with Time Warner Cable is the next step forward in this evolution.

2013 was another year of growth and success for our company, and we enter 2014 with strong momentum and significant opportunities ahead.  We are executing well, innovating faster than ever, and investing to enhance the customer experience.  We are confident that we have the right strategy and the right team to continue to drive growth and build shareholder value for years to come.

Staying Ahead of Change – and Being the Change

Technology continues to change at an accelerating pace.  Today, we are at the forefront of that change, while remaining rooted in the entrepreneurial values and culture that make us strong.

Our goal is to bring the best technology, content, and services to our customers – anytime, anywhere, and on any device.  We invested billions of dollars in our network to make it the best digital delivery system in the world.  We doubled down on innovation, building an exceptional team of more than a thousand engineers and developers to execute on our vision.  We embraced other leading technology companies as partners to deliver a more seamless entertainment experience.  All of this hard work, led by Neil Smit and his superb team, has laid the groundwork for continued success and put us in a position not just to keep up with technological change, but also to push it forward.

Capitalizing on a Strong Foundation to Drive Innovation and Better Service

The X1 Platform, our cloud-based Entertainment Operating System, is probably our most visible symbol of change and innovation.  X1 is revolutionizing the way our customers enjoy television by making it easier to discover and enjoy tens of thousands of content choices, while also integrating apps and social media features like Facebook, Pandora, and Twitter.  X1 is available across our footprint, and we are already introducing the next generation of the X1 Platform, offering an even sleeker and more personalized experience.  Customer reaction is very positive, with X1 driving increased viewing – both live and through On Demand – and improving customer retention.  As a result, we plan to accelerate the pace of deployment to reach the majority of our customers over the next few years.

In pursuit of our ongoing effort to be on every platform, we launched our new Xfinity TV Go app in November 2013.  Xfinity TV Go brings the X1 experience to life across devices by enabling customers to watch 25,000 of their favorite TV shows and movies On Demand – as well as 50 live channels – out of the home and “on the go.” It is some of the best work our app team has ever done.  We are also rolling out a new Xfinity TV app to enable customers to live stream their entire television lineup and watch their DVR recordings on any device, anywhere in their homes.

We are on the leading edge of broadband innovation, too.  In 2013, we launched our fastest speed tier ever at 505 Mbps, and have now increased speeds 13 times in 12 years.  We are also deeply committed to expanding our Wi-Fi footprint, which gives our customers even more reason to take Comcast with them wherever they go.  Xfinity customers now have access to over 1 million Wi-Fi hotspots, and we have installed wireless gateways in over one-third of our high-speed data homes, providing our customers with the fastest in-home Wi-Fi experience in the industry.  We plan to continue expanding our nation-leading Wi-Fi footprint in 2014 to power our customers’ growing number of devices.

Customer service remains a top priority for our company.  We want to be as innovative in transforming the customer experience as we have been in transforming everything else.  A primary focus is to simplify our customers’ experience and make it easier for them to do business with us.  We recently launched our new My Account app, which enables customers to “self-diagnose” issues they are having with their cable boxes or modems as well as to schedule and change appointments directly from their mobile devices.  We are also testing a number of new features, such as a video capability that will enable customers to live chat with a service representative, and a “Where’s My Tech” feature that will enable customers with scheduled appointments to track the location of their technician.  We are encouraged by the progress we are making in this critical area, and we will stay focused on doing even better in 2014.

Overall, our focus on innovation and improving the customer experience contributed to strong results and improved customer metrics in our residential business in 2013.  We added more than 1 million Internet customers for the eighth year in a row.  We reduced video losses by nearly 10% during the year and added video customers in the fourth quarter, a significant achievement after a long stretch of subscriber losses.  Business Services continued to thrive and was the second largest contributor of revenue growth behind high-speed Internet.  With low market share, we see real opportunities ahead in the small and mid-sized markets.  Cable advertising also had a solid year.  We continue to innovate to bring advanced capabilities like Dynamic Ad Insertion on our On Demand platform to advertisers.

“All In” at NBCUniversal with Investments Paying Off

Perhaps our single most important decision of 2013 was acquiring the remaining 49% of NBCUniversal’s common equity interest from GE.  We accelerated the buyout by several years because of our confidence in the business, our interest in purchasing it at the right price, and our continued belief that significant value can be achieved through the combination of content and distribution.

Led by Steve Burke and his talented team, NBCUniversal had an outstanding year.  Of particular note, the turnaround in our Broadcast division is happening even faster than we anticipated.  NBC ended the fall season in first place for primetime, driven by returning hits like The Voice and Sunday Night Football, and new shows like The Blacklist.  Significantly, the momentum we achieved in the Fall has carried through into 2014 and extended to all dayparts, led in part by an amazing transition in late night, with both The Tonight Show Starring Jimmy Fallon and Late Night with Seth Meyers off to excellent starts.  In fact, NBC is positioned to end the full season as the #1 network in the important 18-49 demographic for all key time periods from morning through evening with TODAY, NBCNightly News with Brian Williams, Primetime, and Late Night.

Our Cable Networks business, with 15 cable channels and 12 regional sports and news networks, continued to drive NBCUniversal’s profitability.  USA remained the highest-rated cable entertainment network for the eighth year in a row, and Bravo is now a top 10 network, having its best year ever in 2013.

The NBCUniversal portfolio of cable networks is among the strongest in the industry, and we will continue to invest in these brands.

Universal Studios had a record year at the box office with hits like Despicable Me 2 and Fast and Furious 6.  Looking ahead, we are focused on building a strong slate in 2015, with a particular emphasis on franchises and animation.

We also continued to invest significantly in our Theme Parks business, which delivered its most successful year ever.  In 2014 and beyond, we will continue to benefit from new attractions and investments, including the much anticipated The Wizarding World of Harry Potter – Diagon Alley opening in Orlando this summer, and new resort hotels like the Cabana Bay Beach Resort, also in Orlando.

A Year of Strong Execution, Growth and Shareholder Value

We remain exceptionally well managed from a financial perspective, thanks to the great leadership of Michael Angelakis and his excellent team.  In 2013, we delivered solid consolidated growth in revenue and operating cash flow.  And we generated free cash flow of $8.5 billion, a 7% increase, demonstrating strength at both Comcast Cable and NBCUniversal.

We returned $4 billion of capital to shareholders, and because of our confidence in the strength of our business, we are increasing our dividend by over 15% and our share repurchase by 50% in 2014.  Our balance sheet remains strong, and our solid financial performance has been recognized by the market: in 2013, Comcast’s stock rose 42% compared to 30% for the S&P 500.

A Future of Innovation and Opportunity

Our core businesses are in great shape and well positioned for the future.  Both Comcast Cable and NBCUniversal are performing well, investing prudently, and are energized and focused on driving growth.  We also keep finding new ways to work together that bring value to the entire organization as well as to consumers, with the terrific synergies around the Sochi Olympics as just the latest example.

And we are turbocharging our company for the amazing opportunities in front of us.  As we entered 2014, we announced our plans for a new state-of-the-art Comcast Innovation and Technology Center in Philadelphia – a new home for our exceptional technology and engineering team that is helping us deliver the products and services of tomorrow.

We also announced our intention to merge with Time Warner Cable.  We are excited about the opportunity to bring our two great companies together and confident that the combination will create a world-class organization that will benefit customers, employees, and shareholders.  We believe we structured the transaction intelligently so that it preserves our balance sheet strength, enhances our ability to invest in our business, and allows us to meaningfully return capital to shareholders.  Importantly, we are confident that by creating a more national platform, we will be able to accelerate the pace of innovation and deliver best-in-class products, faster speeds, and better service, sooner to more of our residential and business customers.  Once again, we have called upon David Cohen and his outstanding team to help guide us through the government approval process so we can achieve a timely close.

As my father often says, we never could have imagined back in 1963 that Comcast would become the company it is today.  On behalf of both of us, I want to thank our 136,000 team members for their dedicated and inspired work.  We are so proud of what we have accomplished together, and even after a half-century, it feels like we’re just getting started.

I am honored to help lead this company.

/s/ Brian L. Roberts

Brian L. Roberts
Chairman and CEO
April 11, 2014

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.